Exhibit 99.1

CureVac Final Data from Phase 2b/3 Trial of First-Generation COVID-19 Vaccine Candidate, CVnCoV, Demonstrates Protection in Age Group of 18 to 60

•	Unique pivotal study conducted in 10 countries in fast changing variant environment; 15 COVID-19 variant strains present for efficacy analysis; original strain almost completely absent
•	Statistical success criteria for primary endpoint met on basis of 228 adjudicated cases
•	Vaccine efficacy of 48% against COVID-19 of any severity across all age groups and 15 variants
•	Significant vaccine efficacy demonstrated in participants aged 18 to 60 and across all 15 variants:
o	Efficacy of 53% against disease of any severity
o	Efficacy of 77% against moderate and severe disease
o	Full protection against hospitalization or death
•	CureVac in ongoing dialogue with EMA; continuing regulatory submission

TÜBINGEN, Germany/ BOSTON, USA – June 30, 2021 – CureVac N.V. (Nasdaq: CVAC), a clinical-stage biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced results from the final analysis of its 40,000 subject international pivotal Phase 2b/3 study (the HERALD study) of the first-generation COVID-19 vaccine candidate, CVnCoV. In the unprecedented context of 15 strains circulating within the study population at the time of final analysis, CVnCoV demonstrated an overall vaccine efficacy of 48% (vaccine 83 vs. 145 placebo) against COVID-19 disease of any severity, including single non-respiratory mild symptoms. Significant protection was demonstrated among participants in the age group of 18 to 60, with an efficacy of 53% (vaccine 71 vs. 136 placebo) against disease of any severity and across all 15 identified strains; protection against moderate to severe disease was calculated to be 77% (9 vaccine vs. 36 placebo). In the same age group, CVnCoV provided 100% protection (vaccine 0 vs. 6 placebo) against hospitalization or death. In participants above 60 years, who represented 9% of the analysed cases, the available data did not enable a statistically significant determination of efficacy. The data confirm the favorable safety profile of CVnCoV in all age groups. The study will continue to complete follow-up analyses for trial participants. Available data have been communicated to the European Medicines Agency (EMA).

“In this final analysis, CVnCoV demonstrates a strong public health value in fully protecting study participants in the age group of 18 to 60 against hospitalization or death and 77% against moderate and severe disease – an efficacy profile, which we believe will be an important contribution to help manage the COVID-19 pandemic and the dynamic variant spread,” said Dr. Franz-Werner Haas, Chief Executive Officer of CureVac. “In the current context of an increasingly diverse environment of COVID-19 variants, and with very little residual prevalence of the original strain, we are confident that the HERALD study offers clinically relevant data regarding the effect of emerging variants on vaccine efficacy.”

In total, 228 adjudicated COVID-19 cases (83 vaccine vs. 145 placebo) were assessed in the final analysis. In the age group of 18 to 60, across strains of higher prevalence, strain-dependent vaccine efficacy ranged from approximately 42% to up to 67%. Out of the 228 cases, 204 were sequenced to identify the variant causing the infection. Approximately 86% of these cases were caused by Variants of Concern (~51%) and Variants of Interest (~35%), the latter including the Lambda strain, first identified in Peru (~21%) and B.1.621, first identified in Colombia (~14%). Approximately 3% of cases were attributable to the original SARS-CoV-2 virus. The remaining 11% were caused by less-explored strains.

The HERALD study, enrolled approximately 40,000 participants in ten countries in Latin America and Europe. Statistical success criteria for the final analysis were met on the basis of 228 cases, occurring at least two weeks after administration of the second dose, including 68 additional adjudicated cases compared to the pre-defined 160 cases as per trial protocol. To identify COVID-19 strains within the trial, sequencing of virus variants has been performed on 588 COVID-19 cases, of which 204 fulfilled adjudication criteria and were included in the efficacy analysis.

Beyond CVnCoV, the company is developing second-generation COVID-19 vaccine candidates in partnership with GSK. These candidates are based on new mRNA backbones and include potential variants in multivalent vaccine formats as well as combination vaccines for potential protection against multiple infectious diseases in single injection. Preclinical data from the first vaccine candidate, CV2CoV, has recently been published in Nature Communications. CureVac and GSK expect to progress the second-generation vaccine candidate into clinical testing in the third quarter of 2021, with the goal of introducing the vaccine in 2022, subject to regulatory approval.

CureVac will host an investors and analyst webcast and conference call on Thursday, July 1, 2021 at 2:00 p.m. CET / 8:00 a.m. EDT. The live conference call dial-in details and webcast link can be accessed via the Investor Relations section of the CureVac website at https://www.curevac.com/en/newsroom/events/ Corresponding presentation slides will be posted shortly before the start of the webcast. A replay will be made available on this website after the event.

CureVac will also host a virtual German speaking press conference on Thursday, July 1, 2021 at 10:00 a.m. CET. The live conference call dial-in details and webcast link can be accessed via the Investor Relations section of the CureVac website at https://www.curevac.com/en/newsroom/events/ Corresponding presentation slides will be posted shortly before the start of the webcast.

About CVnCoV

CureVac began development of mRNA-based COVID-19 vaccine candidates in January 2020. The vaccine candidate chosen for first clinical development, CVnCoV, is an optimized, non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within Lipid Nanoparticles (LNPs). Phase 1 and 2a clinical trials of CVnCoV began in June and September 2020, respectively. Phase 1 interim data reported in November 2020 showed that CVnCoV was generally well tolerated across all tested doses and induced strong antibody responses in addition to first indication of T cell activation. The quality of the immune response was comparable to recovered COVID-19 patients, closely mimicking the immune response after natural COVID-19 infection. A pivotal Phase 2b/3, the HERALD study, with a 12µg dose of CVnCoV was initiated in December 2020. In February 2021, CureVac initiated a rolling submission with the European Medicines Agency (EMA) for CVnCoV.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the Company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 700 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

CureVac Media Contact

Anna Kamilli, Manager Communications

CureVac, Tübingen, Germany

T: +49 7071 9883-1684

anna.kamilli@curevac.com

Bettina Jödicke-Braas, Manager Communications

CureVac, Tübingen, Germany

T: 49 7071 9883-1087

bettina.joedicke-braas@curevac.com

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac AG, CureVac Real Estate GmbH, CureVac Inc., CureVac Swiss AG and CureVac Corporate Services GmbH (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.